

DIVISION OF
CORPORATION FINANCE

October 5, 2011

<u>Via E-mail</u>
Konstantinos Adamopoulos
Chief Financial Officer
Safe Bulkers, Inc.
30-32 Avenue Karamanli
P.O. Box 70837
16605 Voula
Athens, Greece

>**Re:** **Safe Bulkers, Inc.**
>
>**Form 20-F for the Fiscal Year Ended December 31, 2010**
>
>**Filed March 4, 2011**
>
>**File No. 1-34077**

Dear Mr. Adamopoulos:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Our vessels call on ports located in Iran, which is subject to restrictions imposed by the United States government, which could be viewed negatively by investors and adversely affect the trading price of our common stock, page 14.</u>

1. You state that "(f)rom time to time, vessels in (y)our fleet have called and/or may call on ports located in countries…identified by the United States government as state sponsors of terrorism." As you know, Cuba, Iran, Sudan, and Syria are identified by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please confirm to us, if true, that during the period discussed in the risk factor, January 1, 2005 through December 31, 2010, your vessels have not called on ports in any these countries except Iran. If your vessels may call on ports in others of these countries, in future filings please revise your risk factor disclosure to identify all

countries that are U.S.-designated state sponsors of terrorism upon whose ports your vessels may call.

2. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, whether through subsidiaries or other direct or indirect arrangements, for the last three fiscal years and the subsequent interim period. Include information regarding any goods, fees, or services you have provided or anticipate providing, directly or indirectly, to Iran, and any agreements, commercial arrangements, or other contacts you have had, or intend to have, directly or indirectly, with the government or entities controlled by the government of Iran.

3. Please tell us the approximate dollar amounts of any revenues, assets, and liabilities associated with Iran for the last three fiscal years and the subsequent interim period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance